August 10, 2015
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Melissa Raminpour
Ms. Claire Erlanger
Re: Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2014
Response Dated August 6, 2015
File No. 001-32601

Ms. Raminpour and Ms. Erlanger:
Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated July 31, 2015 with respect to the Company’s Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.
The Company acknowledges the following:

●	Live Nation is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K; and

●	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

Brian J. Capo
Senior Vice President and Chief Accounting Officer
cc: Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2014

Note 9. Income Tax, page 83

Comment: Please tell us your consideration of disclosing the following information to further clarify the difference between income tax computed at the United States federal statutory rate and income tax computed at the effective tax rate.

•	The concentration of pretax income in Luxembourg, as well as the foreign statutory rate and foreign effective tax rate in Luxembourg

•	The nondeductible goodwill impairment charge was recorded in the United Kingdom

•	The nature of “Non-United States income inclusions and exclusions” in periods where this adjustment is material

Response: In determining the information to be disclosed in the reconciliation of income tax computed at the United States federal statutory rate and income tax computed at the effective rate, the Company considers the nature of the items and their significance with respect to the requirements of Rule 4-08(h)(2) and (3) of Regulation S-X. Our specific considerations for the three bullet points above are addressed as Items 1, 2 and 3 below:

Item 1
The Company considered net income before tax and the differences in foreign statutory and effective tax rates of its various foreign operations in determining the additional disclosures to supplement the income tax rate reconciliation table. The Company disclosed that the “Differences between foreign and United States statutory rates” were primarily attributable to the Company’s Luxembourg holding company structure and tax rulings received from the Luxembourg tax authorities since Luxembourg made up the majority of the benefit within this line item. The effect from the Luxembourg rate difference was less than $10 million in 2014 and therefore the Company did not believe that additional disclosure for its operations in Luxembourg was needed. However, the Company agrees that it could expand its disclosure to clarify that the Company benefits from a lower effective tax rate in Luxembourg because of its holding company structure and the tax rulings which are applied to the net income before tax resulting from the Company’s financing activities in Luxembourg and will revise its disclosure in future filings accordingly.

Item 2
In Note 9 of its consolidated financial statements, the Company noted that the “Nondeductible items” in the rate reconciliation table were primarily related to the goodwill impairment in 2014. Further details of the Company’s impairment of goodwill, including that the majority of the goodwill impairment was related to the International Concerts reporting unit, were discussed in Note 2. The goodwill that was impaired was sourced from several non-United States jurisdictions, including the United Kingdom. In the Company’s response to the Staff’s Comment 2 on May 27, 2015, the nondeductible goodwill impairment charge was included in pre-tax income (loss) on the United Kingdom line for simplicity of the presentation in the table rather than allocating the charge to the countries impacted by the goodwill impairment. There was no benefit related to the goodwill impairment as it is not deductible for tax purposes. The Company included the goodwill impairment in the table in its response so that total pre-tax income (loss) would reconcile back to the amount reported on the consolidated statement of operations.

Item 3
The Company agrees that additional disclosure describing the nature of the items included in “Non-United States income inclusions and exclusions” could have been useful information given the amount of that adjustment in 2013. The amount in 2013 was primarily related to certain jurisdictional gains. These gains were fully offset by the use of net operating loss carryforwards that were reflected in the “Change in valuation allowance” line in that table. As such, there was no net impact to the overall rate reconciliation and the Company believed that disclosure of these two offsetting amounts was not needed. Excluding the use of these net operating loss carryforwards, the amounts included in the “Change in valuation allowance” line were primarily driven by net losses experienced by the Company which have been declining each year. The Company will include disclosure in its future filings for any line items in the rate reconciliation table that are significant.
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